UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011.

Commission File No. 000-22828

MILLICOM INTERNATIONAL

CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated October 18, 2011

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: October 18, 2011	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

3

PRESS RELEASE

Stockholm — October 18, 2011

MILLICOM INTERNATIONAL CELLULAR S.A.

RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2011

(Stockholmsbörsen: MIC)

Q3 Highlights

•                              Organic local currency revenues up 9.1% versus Q3 10

•                              Revenues up 13.1% to $1,151 million (Q3 10: $1,018 million)

•                              EBITDA up 9.3% % to $529 million (Q3 10: $484 million)

•                              EBITDA margin of 46.0% (Q3 10: 47.5%)

•                              Mobile customers up 13% versus Q3 10, bringing total customers to 42.2 million

•                              Basic earnings per common share of $2.78 (Q3 10: $1.34**)

•                              Normalized earnings per common share* of $1.74 (Q3 10: $1.34)

•                              Free cash flow of $328 million (Q3 10: $203 million)

•                              1.8 million shares bought back for a total consideration of $197 million

*        Excludes one-off events in 2010 and 2011

**      Includes discontinued operations but excludes the $1,060 million gain on the revaluation of our Honduran operation.

Mikael Grahne, President and CEO of Millicom, commented:

“Millicom performed in line with our expectations during the third quarter, with local currency revenue growth of 9.1% over the third quarter of last year which had the highest percentage growth in 2010.  We are on track to achieve top line growth of around 10% in local currency for the full year.  We are pleased to report a margin of 46% despite continued investment in new services.

“Our operations in Latin America demonstrated continued momentum in top line growth and ARPU stabilization, driven primarily by local currency revenue growth in mobile data of 93%. Mobile data now contributes 11% of recurring revenue in the region and fixed data 4%.  The increasing penetration and growth of other value-added services, including mobile financial services, is also contributing to this strong performance. VAS now amounts to more than one third of Latin American revenues.

“In Africa, excluding Ghana and Senegal, our operations performed well during the quarter growing on average by 16% in local currency.  In Ghana we adjusted our prices due to the introduction of flat tariffs and specific promotions by our competitors.  In Senegal our revenues were affected by capacity constraints associated with power shortages.  Revenue growth for Africa as a whole was 7.8% in local currency.  We remain focused on maintaining the affordability of Tigo products and services across the region.

“The strong growth we are seeing in data and mobile financial services across the Group reinforces our growth ambitions.  Our investment in these services will increase revenues, ARPU, EBITDA and ROIC, but will dilute EBITDA margins.

“We are committed to delivering previously communicated shareholder returns for the year but with a more even distribution between dividends and share buybacks.  The Board will propose to an EGM to be convened in due course an extraordinary dividend of $3 per share to be paid in December. This distribution would bring our total shareholder remuneration package for the year close to $1 billion.

“We reiterate our full year guidance of an EBITDA margin of above 45%. We are revising our capex guidance to around $820 million due to some delays in the delivery of equipment.  We are revising our operating free cash flow margin guidance from around 20% to close to 25%, excluding any payments for spectrum.”

Financial and operating summary for the quarter to September 30, 2011 and 2010

MOBILE CUSTOMERS (‘000)	Sep 30, 2011	Sep 30, 2010	Change	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010
– Total (i)	42,228	37,443	13%	41,312	39,763	38,590
– Attributable (ii)	38,894	34,528	13%	38,029	36,556	35,515

REPORTED NUMBERS(iii) US$ million	Q3 2011	Q3 2010	Q3 — Q3 % change (local currency)	Q2 2011	Q1 2011	Q3 — Q3 % change (reported)	FY 2010
– Group Revenue	1,151	1,018	9%	1,120	1,081	13%	4,018	*
– Central America	460	432	5%	449	455	6%	1,740	*
– South America	444	356	15%	425	387	25%	1,373
– Africa	247	230	8%	246	239	7%	905
– EBITDA (iv)	529	484	4%	513	509	9%	1,896	*
– EBITDA margin	46.0%	47.5%		45.8%	47.1%		47.2	%*
– Net profit for the period	288	1,205		175	230		1,652

*   Pro forma figures to reflect the full consolidation of Honduras

(i)          Total customer figures represent the worldwide total number of customers of mobile systems in which Millicom has an ownership interest.

(ii)      Attributable customers are calculated as 100% of mobile customers in Millicom’s subsidiary operations and Millicom’s percentage ownership of customers in each joint venture operation.

(iii)  Excludes discontinued operations, except net profit

(iv)    EBITDA: operating profit before interest, taxes, depreciation and amortization, is derived by deducting cost of sales, sales and marketing costs and general and administrative expenses from revenues and adding other operating income.

•                              Investments include capex of $217 million for Q3 11.  For the full year, capex is now expected to be around $820 million.

•                              Cash and cash equivalents of $974 million at the end of Q3 11

•                              Cash upstreaming of $144 million in Q3 11, from 11 of our 13 markets

•                              Net debt of $1,157 million with an extrapolated full year net debt/EBITDA ratio of 0.6 times

•                              During the quarter we acquired 1,815,435 shares at an average price of $108.65 per share for a total consideration of $197 million.  This brings the total consideration paid for shares acquired in the year to $368 million

Review of operations

Financial results for the three months ended September 30, 2011

Customers

In Q3 11, Millicom added 0.9 million net new mobile customers to reach a total of 42.2 million, an increase of 12.8% versus Q3 10. Of this number, 3.7 million are data users in Latin America and 1.6 million of these are 3G data users.  VAS penetration continues to increase with over 54% of customers using SMS services, 37% utilizing ‘Tigo Lends You’, 26% Ring Back Tones, and more than 13% subscribing to data services, 25% to the ‘Give Me Balance’ service and 20% to ‘Gift and Collect’ services.

We no longer see a correlation between growth in customer numbers and future revenue growth and, overall, we expect customer intake to continue to be quite volatile due to a range of factors including the macro environment, seasonality, competitor promotions and our own marketing activities.  We value sustainable revenue growth and ARPU development over net customer additions and we are focusing on 3G data and VAS customers who, on average, produce a higher additional ARPU than 2G voice-only customers. We are pleased to see continuous strong momentum in the addition of data users quarter-on-quarter and we expect this trend to continue in the coming quarters.

	Net additional mobile customers (‘000)
	Total	Central Am.	South Am.	Africa
Q3 11	916	100	196	620
Q2 11	1,549	271	236	1,042
Q1 11	1,174	332	295	547
Q4 10	1,146	365	461	320
Q3 10	715	(251)	439	527

	3G data users (‘000)*
	Total	Central Am.	South Am.
Q3 11	1,639	791	848
Q2 11	1,448	734	714
Q1 11	1,302	668	634
Q4 10	1,090	549	541
Q3 10	914	444	470

*       From this quarter we have revised our definition of a data user as a customer who uses more than 250 Kb of data in a 30 day period

Customer market share

Millicom’s total market share decreased marginally by 0.1 of a percentage point quarter-on-quarter to 30.4% on a weighted basis, with 5 markets gaining share and 8 markets declining.  Market share in Central America was marginally lower at 54.3%. We have increased our market share in South America with Colombia recording an increase of 0.2 of a percentage point.  In Africa, market share decreased to 31.3%.

	Market share (%)
	Total	Central Am.	South Am.	Africa
Q3 11	30.4%	54.3%	18.7%	31.3%
Q2 11	30.5%	54.4%	18.6%	31.7%
Q1 11	29.9%	54.4%	18.2%	30.8%
Q4 10	29.8%	53.8%	18.1%	31.1%
Q3 10	29.8%	53.8%	17.4%	32.1%

Source: Company data. Historical market share for Africa restated to reflect KBC market only in DRC

Mobile ARPU

Local currency mobile ARPU declined by 3% year-on-year for the Group as a whole.

In both Central and South America, local currency ARPU was broadly stable, with the loss of some international traffic in Central America offset by the attractive development of VAS and of data in particular.  Across Latin America, 35.5% of our customers generated monthly mobile ARPU of more than $10, up from 34.5% in Q3 2010.

In Africa mobile ARPU fell by 10%, reflecting declining revenues in Ghana and Senegal. We anticipate that the ARPU trend in Africa will be negative for some time as affordability initiatives are an effective way of increasing both penetration and MOUs.

	Year-on-year local currency mobile ARPU growth (%)
	Total	Central Am.	South Am.	Africa
Q3 11	(3)%	0%	0%	(10)%
Q2 11	(2)%	1%	3%	(6)%
Q1 11	(1)%	3%	3%	(6)%
Q4 10	(5)%	(1)%	3%	(13)%
Q3 10	(5)%	(6)%	5%	(7)%

N.B. ARPU figures are based on total mobile revenues less roaming revenues.

Revenues

Total revenues for the three months ended September 30, 2011 were $1,151 million, an increase of 13.1% from Q3 2010. Revenue growth in local currency was 9.1%.  The foreign exchange impact versus a year ago remains positive at +3.8% in the quarter compared to +5.0% in Q2, but we have seen some pressure on revenues in dollar terms as the US dollar strengthened during the quarter, mainly against the Colombian Peso, the Tanzanian Shilling and Euro-linked currencies.

South America reported year-on-year local currency growth of 15.2% which, combined with an acceleration in local currency growth in Central America to 4.9%, produced growth for the Latin American region as a whole of 9.5%, with a different distribution between the regions compared to H1 2011.

Africa reported local currency top line growth of 7.8%.  The slowdown quarter-on-quarter is a consequence of both our decision to secure affordability in Ghana in order to preserve our market position for the medium term, and of capacity issues and power shortages in Senegal.

	Revenue by Region
US$m	Q3 11	Q3 10	YoY growth (%) reported	YoY growth (%) local currency	Contribution
Central America	460	432	6.4%	4.9%	40%
South America	444	356	24.8%	15.2%	39%
Africa	247	230	7.4%	7.8%	21%
Total Revenues	1,151	1,018	13.1%	9.1%	100%

VAS revenues for the quarter continued to grow strongly, rising 28.9% over Q3 10 and now account for more than 28% of recurring revenue for the Group. Revenues for non-SMS VAS, the services in which we are investing, grew by 46% in local currency.

Strong branding, sophisticated distribution and customer insight supporting our core voice and SMS services have resulted in a 2% year-on-year increase in local currency revenue. SMS grew by 6% year-on-year in local currency.

Revenues for the Entertainment category were up by 17%, following our strengthening of the management of the category, identification of growth opportunities and investment in new products.

Revenues for the Information and Solutions categories increased by 48% and 34% respectively and our data and mobile financial services (MFS) business lines continue to develop well.  Data now contributes 12% of recurring revenue for the Group as a whole and 15% in Latin America, accounting for 48% of the region’s growth.  Tigo Cash in the solutions category has reached a penetration level of 19% of our customer base in Paraguay and almost 13% in Tanzania, the two countries in which we first launched the service.  We are pleased to see that the use of MFS by customers is a driver of growth.  Tigo Cash users in Tanzania for example, now spend 8% of their ARPU on these services.  Increasing penetration of MFS is therefore a key goal in the next two years.  We expect data and other non-SMS services to continue to be the major drivers of Group revenue growth going forward.

	Revenue by Category
US$m	Q3 11	Q3 10	YoY growth (%) reported	YoY growth (%) local currency	Contribution to recurring revenue
Communication (Voice, SMS)	840	798	5%	2%	77%
Information (Data services)	131	85	54%	48%	12%
Entertainment (TV, Ringback tones, Games)	84	70	20%	17%	8%
Solutions (Tigo Cash, Tigo Lends You...)	34	24	42%	34%	3%
Recurring Revenue	1,089	977	12%	8%	100%
Others (T&E sales, inbound roaming, other)	62	41	51%	45%
Total Revenue	1,151	1,018	13%	9%

EBITDA

Group EBITDA for the quarter was $529 million, an increase of 9.3% from Q3 10.  We reported an EBITDA margin of 46.0%, 1.5 percentage points lower than a year ago, reflecting our accelerated investment in 3G and services and an 18% year-on-year increase in our subsidy cost to support future growth.

In Central America, the margin was 51.0%, down 4.2 percentage points year-on-year, due to additional promotional spending on new services including MFS, subsidies on 3G handsets and a decline in international incoming traffic which now represents only 12% of Central America’s revenues, down from 16% 18 months ago.  Data, which is the fastest growing segment of the business, has a higher gross margin than voice but a lower EBITDA margin as it receives the greatest level of investment, whilst international incoming traffic is a high margin segment.

The margin in South America, where VAS and international incoming traffic account for a lower share of revenue than in Central America, was up slightly at 42.9%.

In Africa the margin was 42.1%, up 1.4 percentage points year-on-year, with lower revenues in Ghana offset by the benefits of our tower sharing initiatives.  We expect margins in Africa to decline as we focus on affordability, VAS and growth.

Over time, we expect the deviation between the EBITDA margins of the three regions to reduce.  We will continue to invest further in our brands and services, targeting growth of between 8% and 11% in the next two years, and a margin in the mid-40s.  The margin for the full year 2011 is expected to be above 45%.

Group	Q3 11	Q2 11	Q1 11	Q4 10	Q3 10
Customers (m)	42.2	41.3	39.8	38.6	37.4
YoY growth (%)	12.8%	12.5%	13.3%	13.9%	17.5%
Revenues ($m)	1,151	1,120	1,081	1,069	1,018
YoY growth (%) (reported)	13.1%	14.6%	13.4%	9.9%	12.6%
YoY growth (%) (local currency)	9.1%	11.0%	12.7%	10.1%	11.8%
EBITDA ($m)	529	513	509	497	484
YoY growth (%)	9.3%	10.6%	12.9%	8.6%	15.7%
Margin (%)	46.0%	45.8%	47.1%	46.5%	47.5%
Total mobile ARPU ($ monthly)	9.3	9.4	9.6	9.9	9.7
Capex ($m)	217	151	85	315	187
Capex/Revenues	18.8%	13.4%	7.9%	29.5%	18.4%

Central America

Revenues from mobile and cable operations in Central America totalled $460 million in Q3 11, up 6.4% on a reported basis and up 4.9% in local currency.   For the second quarter in a row, El Salvador is producing positive growth in local currency and is expected to improve further in Q4.   Costa Rica recorded growth of more than 24% in local currency, illustrating the growth potential of our broadband internet business.

Central America recorded a marginal year-on-year decline in mobile ARPU of 0.3% in local currency as revenues from international incoming calls were lower.

EBITDA for Central America was $235 million, down 1.6% year-on-year and the EBITDA margin was 51.0%, a 4.2 percentage point reduction year-on-year.  This is due to increased marketing and promotional activities for 3G, including handset subsidies, and Mobile Financial Services.  We have also experienced a decline in incoming international traffic, a high margin business.

With the addition of almost 100 thousand customers during the quarter, total customers in Central America reached 14.2 million, up 8% year-on-year.  Of this base, 12% were using mobile data services, generating 9% of revenues.

In Honduras, the government issued a new tax in July to fund security improvement plans in the country.  The EBITDA impact of this tax is expected to reach $3 million in H2 11 and around $6 million for the full year.   We expect the introduction of several new taxes in Honduras next year.

Our cable and broadband businesses in Central America grew revenues for the third quarter by 14% year-on-year and reported 707 thousand revenue generating units (RGUs), up 8.8% year-on-year.  We have been successful in increasing broadband internet penetration amongst our cable TV customers, raising ARPU through the cross-selling and up-selling of services and improving our service levels when offering higher broadband capacity to customers.  We have made good progress during the third quarter with residential broadband growing by more than 30%.  The average revenue per household increased by 4.4% year-on-year, to $27.

Cable Central America	Q3 11	Q2 11	Q1 11	Q4 10	Q3 10
Revenue ($m)	65	62	61	59	57
Revenue growth (YoY %)	14%	12%	14%	11%	9%

Homes Passed (‘000)	1,358	1,347	1,342	1,332	1,320
Broadband customers/cable TV customers	38.5%	38%	38%	38%	38%
RGUs (‘000)	707	692	682	670	650

Capex in Central America amounted to $66 million in Q3, or 14.4% of revenues.

Central America	Q3 11	Q2 11	Q1 11	Q4 10	Q3 10
Customers (m)	14.2	14.1	13.8	13.5	13.1
YoY growth (%)	8.1%	5.4%	4.5%	4.5%	6.1%
Revenues ($m)	460	449	455	447	432
YoY growth (%) (reported)	6.4%	3.2%	7.2%	3.5%	1.5%
YoY growth (%) (local currency)	4.9%	3.4%	5.3%	1.3%	(0.6)%
EBITDA ($m)	235	232	246	229	239
YoY growth (%)	(1.6)%	(5.3)%	4.5%	(1.9)%	3.5%
Margin (%)	51.0%	51.6%	54.1%	51.3%	55.2%
Total mobile ARPU ($)	11.8	11.9	12.2	12.4	11.9
YoY growth (%) (reported)	(0.3)%	0.5%	3.3%	(1.0)%	(5.8)%
Capex ($m)	66	40	26	82	55
Capex/Revenues (%)	14.4%	8.8%	5.7%	18.3%	12.7%

South America

Revenues in South America in Q3 11 amounted to $444 million, up 15.2% in local currency and all three markets reported a strong performance.

Mobile ARPU continued to increase and was up by 0.4% in local currency as a consequence of our ongoing support of mobile data and other VAS. We now have almost 2 million users of data services in South America, representing over 18% of our regional customer base and 13.3% of revenues.

Our Tigo Cash service continues to gain traction in Paraguay.  We recorded more than 517 thousand transactions in the month of September.  Penetration is now above 19% of our mobile customer base and the service is approaching 1.2% of revenues less than 18 months since its launch.

EBITDA for Q3 11 was $190 million, up 26%, and the EBITDA margin was 42.9%, up 0.5 percentage points from Q3 10.

Net customer additions totaled 196 thousand in the third quarter, bringing the customer base to 10.9 million.

A new Telecommunications Bill has been passed in Bolivia which includes a fee payable by telecom companies of 2% of total gross revenues to a new Universal Access Fund. This fee will impact our EBITDA.  The bill also removes the requirement for universal coverage, makes number portability and infrastructure sharing mandatory and states that license renewals will be conducted through a tender process.  Mobile termination rates will be reduced by 20% in Bolivia in mid October which will impact revenues in the coming months.

In Paraguay, a flat tariff structure for all on-net and cross-net calls has become mandatory.  The gradual implementation of this structure could negatively impact revenues and margins over the next few months.

In Colombia, in August, we were awarded 5MHz of spectrum in the 1900MHz band for a price of $16.1 million including coverage and connectivity obligations.  The government has recently increased the spectrum cap from 55 MHz to 85 MHz and will invite operators to participate in a future tender to acquire additional spectrum in 2012.

In Colombia, at the end of September, regulations were enacted that will reduce mobile termination rates (MTRs) over 3 years.   The reductions will commence in April 2012. We expect the impact of this measure to be limited relative to the MTR cut that occurred in December 2007.  Today we have a much more diversified product portfolio with 3G data services being our main source of growth and we are less dependent on incoming revenues.

As part of our tower monetization project in Colombia, the first transfer of approximately 1,030 sites to ATC Infraco (a Colombian subsidiary of American Tower) is expected to occur before the end of the year, representing 48% of the total tower portfolio of our operation in Colombia.

Capex in South America amounted to $74 million in Q3 or 16.6% of revenues.

South America	Q3 11	Q2 11	Q1 11	Q4 10	Q3 10
Customers (m)	10.9	10.7	10.4	10.1	9.7
YoY growth (%)	12.3%	15.5%	15.6%	15.0%	15.0%
Revenues ($m)	444	425	387	383	356
YoY growth (%) (reported)	24.8%	31.5%	24.0%	22.4%	28.3%
YoY growth (%) (local currency)	15.2%	19.5%	20.0%	18.7%	20.9%
EBITDA ($m)	190	182	165	168	151
YoY growth (%)	25.6%	31.6%	25.0%	24.8%	34.2%
Margin (%)	42.9%	42.8%	42.6%	43.9%	42.4%
Total mobile ARPU ($)	13.5	13.2	13.2	13.9	13.3
YoY growth (%) (reported)	0.4%	2.9%	3.4%	3.2%	5.1%
Capex ($m)	74	62	28	112	68
Capex/Revenues (%)	16.6%	14.5%	7.2%	29.2%	19.1%

Africa

Revenues in Africa were up 7.4% year-on-year to $247 million, with local currency revenues up 7.8%.  Our local currency growth in the quarter, excluding Ghana and Senegal, was 16% year-on-year. Strong performance in Chad, Rwanda and Mauritius and stable performance in DRC and Tanzania, was masked by tariff adjustments in Ghana and network issues in Senegal. While we experienced more stable pricing activity in H1 2011 compared with H2 2010 in the region as a whole, in the third quarter we eliminated our price premium in Ghana in order to maintain our affordability and longer term market position.  In Senegal, our capex levels are constrained by the ongoing litigation over our license with the Senegalese government and our revenues in the quarter were impacted by network capacity constraints, exacerbated by power outages.

Mobile ARPU for the region was similarly impacted by the factors mentioned above in Ghana and Senegal, declining 10% year-on-year in local currency. The development of VAS and the launch of 3G services in July (in addition to those we have offered in Rwanda since December 2009 and in Tanzania since March 2011), is supporting our strategy to focus on higher value customers which will reduce the rate of ARPU decline in Africa over time, as it does in Latin America today.

VAS revenues increased by 33.8% year-on-year and now account for 11.4% of the region’s recurring revenues. The take-up of our Tigo Cash service is encouraging and, at the end of September, 11.9% of our customer base in Tanzania was using the service for domestic money transfers.  The use of these services accounts for 8% of the ARPU of Tigo Cash customers in Tanzania.

Customers in Africa increased 17% year-on-year, bringing the total at the end of September to 17.2 million.    The highest intake of 322 thousand customers was recorded in Tanzania.  In Rwanda, we added 277 thousand customers, bringing the total at the end of September to more than 1 million and our market share to above 30%.  We are getting closer to reaching critical mass and EBITDA breakeven in Rwanda.

Capex in Africa amounted to $76 million in Q3 or 30.9% of revenues, reflecting higher investment in order to capitalize on the region’s growth potential and for the initial 3G build out.  We expect capex on 3G to increase in 2012.

In DRC we have successfully introduced dynamic tariffs (price segmentation according to network capacity utilization by tower) which have reached a penetration of 38% of our customer base.

In Rwanda, a new third operator obtained a license in Q3.  MTRs were cut by 12.5% and are expected to continue to diminish gradually.

In Senegal, a new tax of 6 Euro cents on every incoming international minute was introduced at the beginning of September which will reduce the gross margin on these calls from 100% to 65%.

EBITDA for Africa for Q3 11 was $104 million, up 11% year-on-year and the EBITDA margin was 42.1% benefitting from our transactions with Helios including the transfer of towers to the respective subsidiaries of Helios Towers Africa in Ghana and Tanzania.

We completed the first tower closing in Tanzania on September 1, 2011, receiving $45 million in cash for the transfer of 518 sites to Helios Towers Tanzania, representing 56% of the total.  The second closing occurred shortly after the end of the quarter. In Ghana, by the end of September, we had transferred 680 sites to Helios Towers Ghana, representing approximately 92% of the towers committed to the venture.  The first closing in DRC is expected to occur in the fourth quarter.  By the end of the year, we expect to have received 100% of the proceeds from the transfer of towers in Ghana and 80% and 75% respectively of the proceeds in Tanzania and DRC.

Africa	Q3 11	Q2 11	Q1 11	Q4 10	Q3 10
Customers (m)	17.2	16.6	15.5	15.0	14.6
YoY growth (%)	17.3%	17.2%	20.8%	22.6%	32.2%
Revenues ($m)	247	246	239	239	230
YoY growth (%) (reported)	7.4%	12.3%	10.3%	5.1%	14.6%
YoY growth (%) (local currency)	7.8%	11.9%	15.0%	11.7%	21.8%
EBITDA ($m)	104	100	98	100	94
YoY growth (%)	10.6%	22.8%	17.5%	11.6%	25.6%
Margin (%)	42.1%	40.4%	40.9%	41.8%	40.7%
Total mobile ARPU ($)	4.9	5.1	5.3	5.4	5.5
YoY growth (%) (reported)	(9.7)%	(6.2)%	(6.0)%	(12.9)%	(7.2)%
Capex ($m)	76	46	30	120	73
Capex/Revenues (%)	30.9%	18.5%	12.6%	50.2%	31.7%

Subsequent Events

The second closing of tower transfers to Helios Towers Tanzania occurred on October 1, 2011.  The cash proceeds amounted to $8.7 million for 113 towers.

On October 13, 2011, Moody’s changed its outlook for Millicom from Ba1 stable to Ba1 positive.

A Nomination Committee of major shareholders in Millicom has been formed in accordance with the resolution of the 2011 Annual General Meeting.  The Nomination Committee is comprised of Cristina Stenbeck, on behalf of Investment AB Kinnevik, Kerstin Stenberg on behalf of Swedbank Robur funds and Allen Sangines-Krause in his capacity as Chairman of the Board of Directors in Millicom. (Cristina Stenbeck is Chairman, and Allen Sangines-Krause is a member of the Board of Investment AB Kinnevik.)

Forward looking statements

We reiterate our EBITDA margin guidance of above 45% for 2011. We are revising our capex guidance from around $850 million to around $820 million due to delays in the delivery of equipment.   We are raising our OFCF margin guidance from around 20% to close to 25% (excluding any payments for spectrum).

Going forward, we aim to find the right balance between profitable revenue growth, sustainable cash generation and return on invested capital.

We will continue to invest further in our brands and services, targeting growth of between 8% and 11% in the next two years and a margin in the mid-40s.

Comments on the financial statements

We recognized a deferred tax asset (DTA) of $231 million in Colombia in the quarter.  This is a non cash item that reflects a sustainable profit position in Colombia.  This DTA is expected to be utilized until 2015.

Free cash flow for Q3 11 was $328 million, or 28.5% of revenues.

$144 million of cash was upstreamed during Q3 11 from 11 of our 13 markets, through a combination of dividends, management fees and royalties.

Approximately 62% of the Group’s gross debt is denominated in local currency, limiting foreign exchange exposure. Dollar denominated debt is used in countries where long term debt in local currency is either too expensive or not available. The main countries carrying US$ denominated exposure are Guatemala, Honduras, Ghana, Tanzania, Colombia and Paraguay.  Millicom booked foreign exchange losses in Q3 11 of $29 million as a consequence of the increase in local currency of the US$ denominated debt in the operations.

The cost of financing before tax in Q3 was lower than in the previous year and includes the financing portion of towers leased back. The benefit of debt restructuring performed in 2010 is now seen in the tax line.

As at the end of Q3 11, 45% of the debt is at fixed rates, therefore reducing our exposure to interest rate volatility.

Millicom now has just under $1 billion of cash on hand with around 72% held in US$. The net debt to EBITDA ratio was approximately 0.6 times at the end of September as we returned approximately $557 million in cash to shareholders in a combination of dividend payments and share buybacks during the year.

In the third quarter Millicom bought back 1,815,435 shares at an average price of $108.65 for a total consideration of $197 million, bringing the total number of shares bought in the year to date to 3,408,310.

At an Extraordinary General Meeting to be convened in due course, the Board will propose an extraordinary dividend of $3 per share which is expected to be paid in December 2011.  We will continue the share buy-back program in Q4 so as to reach a total shareholder return for 2011 of close to $1 billion.

Other information

This report is unaudited.

Millicom’s financial results for the fourth quarter of 2011 will be published on February 9, 2012.

Luxembourg — October 18, 2011

Mikael Grahne, President & Chief Executive Officer

Millicom International Cellular S.A

15 rue Léon Laval

L-3372 Leudelange

Luxembourg

Tel : +352 27 759 101

Registration number: R.C.S. Luxembourg B 40 630

Conference call details

A conference call to discuss the results will be held at 13.00 London / 14.00 Stockholm / 08.00 New York, on Tuesday, October 18, 2011.  The dial-in numbers are: +44 (0)20 7136 2055, +46 (0)8 5051 3793 or +1 646 254 3388 and the pass code is 7309594#.

A live audio stream of the conference call can also be accessed at www.millicom.com.  Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration.

Slides to accompany the conference call will be available at www.millicom.com 30 minutes prior to the start of the call.

A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44 (0)20 7111 1244 / +46 (0)8 5051 3897 or +1 347 366 9565, access code: 7309594#.

CONTACTS

Francois-Xavier Roger	Telephone: +352 27 759 327
Chief Financial Officer

Emily Hunt	Telephone: +44 (0)7779 018 539
Investor Relations

Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 13 countries in Latin America and Africa. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. The Group’s mobile operations have a combined population under license of approximately 265 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

Appendices

•                              Consolidated income statements for the three months ended September 30, 2011 and 2010

•                              Consolidated income statements for the nine months ended September 30, 2011 and 2010*

•                              Consolidated statements of financial position as at September 30, 2011 and December 31, 2010

•                              Condensed consolidated statements of changes in equity for the nine months ended September 30, 2011 and 2010

•                              Condensed consolidated statements of cash flows for the nine months ended September 30, 2011 and 2010

•                              Quarterly analysis by cluster

•                              Cellular customers and market position by country

•                              Revenue growth - Forex effect by region

* Determined based on accounting principles consistent to those used for the 2010 consolidated financial statements of Millicom which are prepared under International Financial Reporting Standards (IFRS), except for pro forma comparatives for the consolidated income statement for the nine month period ended September 30, 2010, prepared to reflect the full consolidation of the operation in Honduras.

Millicom International Cellular S.A.

Consolidated income statements
for the three months ended September 30, 2011 and 2010

	QTR ended September 30, 2011 (Unaudited) US$’000	QTR ended September 30, 2010 (Unaudited) US$’000
Revenues	1,150,689	1,017,733
Operating expenses
Cost of sales (excluding depreciation and amortization)	(256,279)	(203,457)
Sales and marketing	(206,151)	(192,976)
General and administrative expenses	(165,812)	(140,951)
Other operating income	6,328	3,441
EBITDA	528,775	483,790
Corporate costs	(26,060)	(36,266)
Gain (loss) on disposal/Write down of assets, net	5,002	2,403
Depreciation and amortization	(186,921)	(183,700)
Operating profit	320,796	266,227
Interest expense	(47,784)	(61,802)
Interest and other financial income	4,764	3,397
Revaluation of previously held interest	—	1,060,014
Other non-operating income (expenses), net	(30,865)	(2,694)
Profit before taxes from continuing operations	246,911	1,265,142
Taxes	166,497	(59,777)
Profit before discontinued operations and non-controlling interest	413,408	1,205,365
Result from discontinued operations	—	2,530
Non-controlling interest	(125,485)	(2,647)
Net profit for the period	287,923	1,205,248
Basic earnings per common share (US$)	2.78	11.11
Weighted average number of shares outstanding in the period (‘000)	103,739	108,475
Profit for the period used to determine diluted earnings per common share	287,923	1,205,248
Diluted earnings per common share (US$)	2.77	11.09
Weighted average number of shares and potential dilutive shares outstanding in the period (‘000)	103,837	108,666

Millicom International Cellular S.A.

Consolidated income statements
for the nine months ended September 30, 2011 and 2010

	Nine months ended September 30, 2011 (Unaudited) US$’000	Nine months ended September 30, 2010* (Unaudited) US$’000
Revenues	3,352,214	2,948,832
Operating expenses
Cost of sales (excluding depreciation and amortization)	(736,593)	(604,908)
Sales and marketing	(606,347)	(544,084)
General and administrative expenses	(465,346)	(404,468)
Other operating income	7,255	3,440
EBITDA	1,551,183	1,398,812
Corporate costs	(78,242)	(75,697)
Gain (loss) on disposal/Write down of assets, net	5,077	1,972
Depreciation and amortization	(553,878)	(524,144)
Operating profit	924,140	800,943
Interest expense	(138,823)	(155,485)
Interest and other financial income	11,986	8,568
Revaluation of previously held interest	—	1,060,014
Other non-operating income (expenses), net	(19,511)	(32,860)
Profit before taxes from continuing operations	777,792	1,681,180
Taxes	27,019	(189,741)
Profit before discontinued operations and non-controlling interest	804,811	1,491,439
Result from discontinued operations	39,465	8,915
Non-controlling interest	(151,044)	(5,282)
Net profit for the period	693,232	1,495,072
Basic earnings per common share (US$)	6.61	13.76
Weighted average number of shares outstanding in the period (‘000)	104,878	108,663
Profit for the period used to determine diluted earnings per common share	693,232	1,495,072
Diluted earnings per common share (US$)	6.60	13.74
Weighted average number of shares and potential dilutive shares outstanding in the period (‘000)	104,985	108,845

* Comparatives have been restated for the full consolidation of Honduras.

Millicom International Cellular S.A.

Consolidated statements of financial position
as at September 30, 2011 and December 31, 2010

	September 30, 2011 (Unaudited) US$’000	December 31, 2010 US$’000
Assets
Non-current assets
Intangible assets, net	2,163,035	2,282,845
Property, plant and equipment, net	2,691,886	2,767,667
Investment in associates	41,856	18,120
Pledged deposits	51,031	49,963
Deferred taxation	264,119	23,959
Other non-current assets	33,318	17,754
Total non-current assets	5,245,245	5,160,308
Current assets
Inventories	63,390	62,132
Trade receivables, net	268,045	253,258
Amounts due from joint venture partners	47,465	99,497
Prepayments and accrued income	126,843	89,477
Current tax assets	25,442	10,748
Supplier advances for capital expenditure	42,172	36,189
Other current assets	104,050	65,659
Advances to non-controlling interest	32,278	6,546
Time deposits	2,069	3,106
Cash and cash equivalents	974,498	1,023,487
Total current assets	1,686,252	1,650,099
Assets held for sale	144,094	184,710
Total assets	7,075,591	6,995,117

Millicom International Cellular S.A.

Consolidated statements of financial position
as at September 30, 2011 and December 31, 2010

	September 30, 2011 (Unaudited) US$’000	December 31, 2010 US$’000
Equity and liabilities
Equity
Share capital and premium (represented by 104,939,217 shares at September 30, 2011)	662,100	681,559
Treasury shares (2,268,701 shares)	(248,269)	(300,000)
Other reserves	(75,034)	(54,685)
Accumulated profits brought forward	2,223,990	1,134,354
Net profit for the period	693,232	1,652,233
	3,256,019	3,113,461
Non-controlling interest	189,414	45,550
Total equity	3,445,433	3,159,011
Liabilities
Non-current liabilities
Debt and financing	1,674,890	1,796,572
Derivative financial instruments	20,603	18,250
Deferred taxation	190,519	195,919
Other non-current liabilities	71,933	79,767
Total non-current liabilities	1,957,945	2,090,508
Current liabilities
Debt and other financing	535,204	555,464
Capex accruals and payables	245,066	278,063
Other trade payables	190,777	202,707
Amounts due to joint venture partners	43,853	97,919
Accrued interest and other expenses	246,759	228,360
Current tax liabilities	100,702	79,861
Other current liabilities	285,875	242,457
Total current liabilities	1,648,236	1,684,831
Liabilities directly associated with assets held for sale	23,977	60,767
Total liabilities	3,630,158	3,836,106
Total equity and liabilities	7,075,591	6,995,117

Millicom International Cellular S.A.

Condensed consolidated statements of changes in equity

for the nine months ended September 30, 2011 and 2010

	September 30, 2011 (Unaudited) US$’000	September 30, 2010 (Unaudited) US$’000
Equity as at January 1	3,159,011	2,310,130
Profit for the period	693,232	1,495,072
Stock compensation	11,992	26,076
Purchase of treasury stock	(368,499)	(104,683)
Dividends paid	(188,538)	(653,779)
Shares issued via the exercise of stock options	1,319	3,308
Movement in cash flow hedge reserve	(3,745)	(2,583)
Movement in currency translation reserve	(5,410)	(7,394)
Sale of Amnet Honduras	2,207	—
Non-controlling interest	143,864	85,423
Equity as at September 30	3,445,433	3,151,570

Millicom International Cellular S.A.

Condensed consolidated statements of cash flows
for the nine months ended September 30, 2011 and 2010

	September 30, 2011 (Unaudited) US$’000	September 30, 2010 (Unaudited) US$’000
EBITDA	1,551,183	1,343,618
Movements in working capital	(24,627)	(66,771)
Capex (net of disposals)	(403,396)	(372,573)
Taxes paid	(219,011)	(198,181)
Operating Free Cash Flow	904,149	706,093
Corporate costs (excluding share based compensation)	(66,250)	(49,585)
Interest paid, net	(103,938)	(98,594)
Free Cash Flow	733,961	557,914
Other investing activities	(19,371)	57,184
Cash flow from operating and investing	714,590	615,098

Cash flow used in financing	(805,322)	(472,166)

Cash from (used by) discontinued operations	53,102	—
Cash effect of exchange rate changes	(11,359)	5,927

Net (decrease) increase in cash and cash equivalents	(48,989)	148,859
Cash and cash equivalents, beginning	1,023,487	1,511,162
Cash and cash equivalents, ending	974,498	1,660,021

Millicom International Cellular S.A.

Quarterly analysis by cluster
(Unaudited)

	Q3 11	Q2 11	Q1 11	Q4 10	Q3 10	Increase Q3 10 to Q3 11
Revenues (US$’000) (i)
Central America	460,281	448,948	454,878	447,269	432,469	6%
South America	443,619	424,856	387,340	382,821	355,548	25%
Africa	246,789	246,303	239,200	238,845	229,716	7%
Total Revenues	1,150,689	1,120,107	1,081,418	1,068,935	1,017,733	13%

EBITDA (US$’000) (i)
Central America	234,637	231,838	246,033	229,326	238,470	(2)%
South America	190,141	181,812	165,315	167,983	151,315	26%
Africa	103,997	99,502	97,908	99,697	94,005	11%
Total EBITDA	528,775	513,152	509,256	497,006	483,790	9%

Total mobile customers at end of period
Central America	14,187,737	14,087,497	13,816,582	13,484,996	13,119,588	8%
South America	10,867,179	10,670,786	10,434,613	10,139,252	9,677,857	12%
Africa	17,173,108	16,553,683	15,512,178	14,965,332	14,645,815	17%
Total	42,228,024	41,311,966	39,763,373	38,589,580	37,443,260	13%

Attributable mobile customers at end of period
Central America	11,096,550	11,043,551	10,848,499	10,646,152	10,429,294	6%
South America	10,867,179	10,670,786	10,434,613	10,139,252	9,677,857	12%
Africa	16,930,011	16,314,338	15,273,216	14,729,543	14,420,869	17%
Total	38,893,740	38,028,675	36,556,328	35,514,947	34,528,020	13%

(i)                                     Excludes discontinued operations

Millicom International Cellular S.A.

Cellular customers and market position by country
(Unaudited)

	Equity	Country Population (million)	MIC Market Position	Net Adds	Total customers
Country	Holding	(i)	(ii)	Q3 11	(iii)
							y-o-y
					Q3 11	Q3 10	Growth
Central America
El Salvador	100.0%	6	1 of 5	29,846	2,912,640	2,692,901	8%
Guatemala	55.0%	14	1 of 3	104,981	6,864,930	5,978,432	15%
Honduras	66.7%*	8	1 of 4	(34,587)	4,410,167	4,448,255	(1)%

South America
Bolivia	100.0%	10	2 of 3	16,346	2,580,129	2,248,815	15%
Colombia	50.0%+1share	45	3 of 3	117,081	4,713,058	4,129,176	14%
Paraguay	100.0%	6	1 of 4	62,966	3,573,992	3,299,866	8%

Africa
Chad	100.0%	11	1 of 2	14,743	1,691,655	1,257,244	35%
DRC (iv)	100.0%	72	1 of 5	155,092	2,474,447	2,012,264	23%
Ghana	100.0%	25	2 of 5	(68,978)	3,628,340	3,378,709	7%
Mauritius	50.0%	1	2 of 3	7,504	486,195	449,891	8%
Rwanda	87.5%	11	2 of 3	276,855	1,089,424	548,002	99%
Senegal	100.0%	13	2 of 4	(87,934)	2,539,717	2,424,171	5%
Tanzania	100.0%	43	2 of 7	322,143	5,263,330	4,575,534	15%

Total cellular customers excluding discontinued operations		265		916,058	42,228,024	37,443,260	13%

(i)           Source: CIA World Factbook

(ii)          Source: Millicom.  Market position derived from active customers based on interconnect

(iii)                          Millicom has a policy of reporting only those customers that have generated revenues within a period of 60 days, or in the case of new customers only those that have already started generating revenues

(iv)                            DRC market position relates to the Kinshasa/Bas Congo area only

*                                         Millicom’s unconditional call option over its partner’s 33.3% stake in the business allows Millicom to fully consolidate the business in Honduras.

Revenue growth — Forex effect by region

US$m	Revenue Q3 10	Constant currency growth	Forex	Revenue Q3 11	LC Growth %

C. America	432	22	6	460	4.9%
S. America	356	54	34	444	15.2%
Africa	230	18	-1	247	7.8%
Total	1,018	94	39	1,151	9.1%